Exhibit 12
L-3 Communications Holdings, Inc.
and L-3 Communications Corporation
Ratio of Earnings to Fixed Charges

	Year-to-Date Ended
	September 30, 2011
	($ in millions)
Earnings:
Income before income taxes	$1,016
Less: Net income attributable to noncontrolling interests	(9)

Income before income taxes after noncontrolling interests	$1,007
Add:
Interest expense	169
Amortization of debt expense	7
Interest component of rent expense	46

Earnings	$1,229

Fixed charges:
Interest expense	169
Amortization of debt expense	7
Interest component of rent expense	46

Fixed charges	$222

Ratio of earnings to fixed charges	5.5	x